MADISON MOSAIC INCOME TRUST

Rule 18f-3 Plan for Multiple Classes of Shares
Effective as of March 1, 2012

SECTION I
Background

1.1
Madison Mosaic Income Trust (the “Trust”) is an open-end management investment company registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “Act”). The Trust is organized as a business trust pursuant to the laws of the Commonwealth of Massachusetts.

1.2
The Declaration of Trust of the Trust (the “Declaration of Trust”) authorizes the Trust to issue multiple series of shares of beneficial interest, each of which represents a fractional undivided interest in a separate investment portfolio (a “Fund”). The Declaration of Trust also authorizes the Trust to divide each series of shares into multiple classes. The Trust hereby establishes two classes of shares: Class Y and Class R6. As described in more detail below: Class Y shares are no-load shares intended for retail distribution and Class R6 shares are no-load shares intended for institutional distribution to the retirement plan marketplace.

1.3	This Rule 18f-3 Plan for Multiple Classes of Shares (the “Plan”) is a plan as contemplated by Rule l8f-3(d) under the Act.

1.4
The Board of Trustees of the Trust (the “Board”), including a majority of the trustees who are not interested persons of the Trust (as defined in Section 2(a)(19) of the Act), have approved and adopted the Plan for each Fund and determined that the Plan is or will be: (i) in the best interests of the holders of Class Y shares of each series; (ii) in the best interests of the holders of Class R6 shares of each series; and (iii) in the best interests of the Trust as a whole.

1.5
The Plan will remain in effect until such time as the Board terminates the Plan. Any material change to the Plan must be approved by the Board, including a majority of the trustees who are not interested persons of the Trust, as being in the best interests of each series and class of shares to which such change would apply and the Trust as a whole.

SECTION II
Classes Offered

2.1
Class Y Shares (all Funds). Class Y shares are offered and sold through Mosaic Funds Distributor, LLC (“MFD”), or other registered broker-dealers authorized by MFD, at net asset value without the imposition of a front-end or back-end sales charge and are not subject to any Rule 12b-1 plan distribution or service fees.

Class Y shares are available for investment in all Funds by the types of investors described in the Trust’s currently effective prospectus(es) (the “Prospectus”).

2.2
Class R6 Shares (select Funds only). Class R6 shares are offered and sold, or may be offered and sold in the future, through MFD or other registered broker-dealers authorized by MFD, at net asset value without the imposition of a front-end or back-end sales charge and are not subject to any Rule 12b-1 plan distribution or service fees.  Class R6 shares are currently available for investment in only the following Funds by the types of investors described in the Trust’s Prospectus:  Core Bond Fund.

SECTION III
Allocations

3.1
Class Distinctions. Each class of shares of each Fund authorized hereby represents an interest in the same series of the Trust.  All classes of shares are identical in all respects except that:  (i) each class may be subject to a distinct distribution and/or service fee; (ii) each class will bear different Class Expenses (as defined below); (iii) each class will have exclusive voting rights with respect to matters that exclusively affect that class (such as approval of any Rule 12b-1 plan for such class); and (iv) each class will bear a different name or designation.

3.2
Class Expenses. The Board, acting in its sole discretion, has determined that those expenses attributable to the shares of a particular class (“Class Expenses”) will be borne solely by the class to which they are attributable.  For example, if a class adopts a Rule 12b-1 plan, the distribution and/or service fees associated with the plan would be borne by the class that adopted the plan.  Class Expenses also include the following as they each relate to a particular class of shares:  (i) transfer agency fees; (ii) expenses related to preparing, printing, mailing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders; (iii) state (blue sky) and federal registration fees; (iv) extraordinary expenses such as litigation expenses; (v) trustees’ fees and expenses incurred as a result of issues relating solely to a particular class; (vi) accounting, audit and tax expenses; (vii) the expenses of administrative personnel and services required to support the shareholders; and (viii) fees and other payments made to entities performing services, including account maintenance, dividend, disbursing or subaccounting services or administration of a dividend reinvestment or systematic investment or withdrawal plan. However, to the extent that allocation of expenses to a particular share class is not practical or would not significantly differ from a pro-rata allocation, such expenses will be allocated as provided in Section 3.3.

3.3
Trust Income and Expenses. All income earned and expenses incurred by the Trust and not allocable to a particular share class are borne on a pro-rata basis by each outstanding share of each class based on the value of the net assets of the Trust attributable to that class as represented by the daily net asset value of shares of that class.  On a daily basis, the total interest, dividends or other income accrued and common expenses incurred are multiplied by the ratio of the Fund’s net assets attributable to each class to determine the income and expenses attributable to that class for the day.  Expenses properly attributable to each class are recorded separately and charged to that class; net income for each class is then determined for the day and segregated on the Fund’s general ledger.

3.4
Dividends.  Dividends paid by each Fund, with respect to its classes of shares, are calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of shares will be borne exclusively by that class.

3.5
Waivers and Reimbursements.  Madison Investment Advisors, LLC (“Madison”) and/or MFD may choose to waive or reimburse expenses of a Fund or a specific class of shares to the extent permitted by Rule 18f-3 under the Act and any other applicable law.

SECTION V
Exchanges; Conversions

5.1
Exchanges. Shares of each class generally will be permitted to be exchanged only for shares of a class with similar characteristics in another Fund.  Investors in Class Y and Class R6 shares may exchange those shares for shares of the corresponding class of any other mutual fund for which Madison serves as investment adviser as set forth in the Prospectus of the Funds.  All exchanges are subject to the minimum investment requirements and any other applicable terms set forth in the Prospectus for the Funds whose shares are being acquired.

5.2	Conversions. There are currently no conversion features applicable to the share classes authorized hereby.

SECTION VI
Amendments

6.1
Amendments. This Plan may not be amended to change any material provision unless such amendment is approved by the vote of the majority of the Board, including a majority of the trustees who are not interested persons of the Trust, based on their finding that the amendment is in the best interests of each class individually and the Trust as a whole.

SECTION VII
Voting Rights

7.1
Voting Rights.  Each whole share of each Fund entitles the shareholder of record to one vote, and a fractional vote for each fraction of a share.  Each class of shares of a Fund will vote separately as a class with respect to those matters for which class voting is required under applicable law.

SECTION VIII
Recordkeeping

8.1
Recordkeeping. The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of this Plan or agreement, the first two years in an easily accessible place.